Exhibit 4.3

This unofficial English translation is provided for reference only. In the event of any inconsistency between, or if there is any discrepancy in interpreting, provisions in Chinese language version shall prevail.

Supplemental Agreement for Wantong Center Unit A902

Certain identified information in this English translation has been omitted because it is both (i) not material and (ii) of a type that the registrant customarily and actually treats as private or confidential. [*] indicates omitted information.

Lessor (Party A): Mu Xiaohui

Identification No.: [*]

Lessee (Party B): Beijing Haoxi Health Technology Co., Limited

Unified Social Credit Code: [*]

Party A and Party B agree to renew the lease of Unit A902 at Wantong Center as follows:

1. The original agreement and this Supplemental Agreement constitute an inseparable whole and have equal legal effect. Except as amended by this Supplemental Agreement, the terms of the original agreement remain in effect and binding on both parties.

2. The lease term is from August 8, 2026 through August 7, 2027.

3. The monthly rent is RMB 28,000 and the annual rent is RMB 336,000. Rent is payable once every four months in installments of RMB 112,000, each due 10 days before the commencement of the applicable four-month rental period.

First payment: RMB 58,000 (RMB 112,000 less RMB 54,000) on or before July 28, 2026. Second payment: RMB 112,000 on or before November 28, 2026. Third payment: RMB 112,000 on or before March 28, 2027.

4. The security deposit is equal to two months of rent, or RMB 56,000. The security deposit under the original agreement (August 8, 2022 to August 7, 2024) was RMB 110,000. Under this Supplemental Agreement, the security deposit is adjusted to RMB 56,000 (equal to two months of rent). Accordingly, RMB 54,000 (RMB 110,000 less RMB 56,000) is deducted from the original deposit, and the remaining RMB 56,000 continues to be held as the security deposit.

5. As Unit A902 is being offered for sale, Party B shall cooperate with the agent and prospective purchasers by allowing viewings during working hours.

6. If Unit A902 is sold during the lease term, Party A will give Party B one month’s prior notice. Such sale will not constitute a breach of contract, and Party A will not be required to pay compensation.

7. If Unit A902 is sold during the lease term, Party A shall refund the remaining prepaid rent.

8. Of the RMB 110,000 security deposit under the principal agreement, RMB 54,000 is deducted under that agreement, and the remaining RMB 56,000 is automatically carried forward as the security deposit under this Supplemental Agreement. Upon expiration of the term of this Supplemental Agreement, Party A shall refund the entire RMB 56,000 security deposit to Party B if Party B has not breached this Supplemental Agreement.

9. This Supplemental Agreement becomes effective upon execution by both parties. It is executed in two counterparts, one held by each party, each having equal legal effect.

Party A (signature):

Authorized representative of Party A (signature):

Party B (company seal): Beijing Haoxi Health Technology Co., Limited